UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Acacia Research Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

003881307

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,703,404
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,703,404
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,703,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		290,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

290,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		290,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

290,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		565,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

565,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		381,596
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

381,596
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

381,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

JONATHAN SAGAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		123,544
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

123,544
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 003881307

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Acacia Research Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 767 Third Avenue, 6th Floor, New York, New York 10017.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
18

CUSIP No. 003881307

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xv)	Gavin T. Molinelli, who was appointed to the Board of Directors of the Issuer (the “Board”) and as Chair of the Board pursuant to the Recapitalization Agreement (as defined and described in Item 4 below); and
(xvi)	Jonathan Sagal, who was appointed to the Board pursuant to the Securities Purchase Agreement (as defined and described in Item 4 below).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Messrs. Molinelli and Sagal is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Molinelli serves as a Partner of Starboard Value LP. Mr. Sagal serves as a Managing Director of Starboard Value LP.

19

CUSIP No. 003881307

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Molinelli and Sagal are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account were purchased with working capital pursuant to the terms of the various agreements entered into with the Issuer, as further described in Item 4 below.

The aggregate purchase price of 2,703,404 Shares beneficially owned by Starboard V&O Fund is approximately $5,001,297, excluding brokerage commissions. The aggregate purchase price of the 500,000 Shares beneficially owned by Starboard S LLC is approximately $925,000, excluding brokerage commissions. The aggregate purchase price of the 290,000 Shares beneficially owned by Starboard C LP is approximately $536,500, excluding brokerage commissions. The aggregate purchase price of the 275,000 Shares beneficially owned by Starboard L Master is approximately $508,750, excluding brokerage commissions. The aggregate purchase price of the 381,596 Shares beneficially owned by Starboard X Master is approximately $705,953, excluding brokerage commissions. The aggregate purchase price of the 850,000 Shares held in the Starboard Value LP Account is approximately $1,572,500, excluding brokerage commissions.

The 123,544 Shares beneficially owned directly by Mr. Sagal were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities based on the Reporting Persons’ belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities at prices that would make the purchase or sale of securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On October 30, 2022, Starboard Value LP and certain of its affiliates (the “Investors,” and together with Starboard Value LP, “Starboard”) entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with the Issuer, pursuant to which, among other things, Starboard and the Issuer agreed to enter into a series of transactions to restructure Starboard’s existing investments in the Issuer.

20

CUSIP No. 003881307

Prior to the Recapitalization Agreement, on November 18, 2019, Starboard and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), Registration Rights Agreement (the “Registration Rights Agreement”) and Governance Agreement (as amended and restated on January 7, 2020, the “Governance Agreement”), to establish a strategic and ongoing relationship (the “2019 Transaction”). As a result of the 2019 Transaction, Starboard acquired the following securities and ownership positions with respect to the Issuer: (i) 350,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) and (ii) Series A Warrants (the “Series A Warrants”) to purchase up to 5,000,000 Shares. The Securities Purchase Agreement also established the terms of certain senior secured notes (the “Notes”) and additional warrants (as amended, the “Series B Warrants”) that may be issued to certain funds and accounts affiliated with, or managed by, Starboard. In connection with Starboard’s investment, Starboard was granted certain corporate governance rights, including the right to appoint Mr. Sagal as a director of the Issuer and recommend two additional directors for appointment to the Board.

On February 25, 2020, pursuant to the terms of the Securities Purchase Agreement, the Issuer issued Series B Warrants to purchase up to 100 million Shares for an aggregate purchase price of $4.6 million.

On June 4, 2020, pursuant to the terms of the Securities Purchase Agreement, the Issuer issued $115.0 million in Notes. Also on June 4, 2020, in connection with the issuance of the Notes, the Issuer entered into a Supplemental Agreement with Starboard (the “Supplemental Agreement”), through which the Issuer agreed to redeem $80.0 million aggregate principal amount of the Notes by September 30, 2020, and $35.0 million aggregate principal amount of the Notes by December 31, 2020.

On June 30, 2020, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with Merton Acquisition HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merton”) and Starboard, including the holders of the Notes. Pursuant to the Exchange Agreement, the holders of the Notes exchanged the entire outstanding principal amount of the Notes for new senior notes (the “New Notes”), as amended by that certain note amendment agreement, dated as of November 15, 2021 (the “Note Amendment Agreement”), issued by Merton and having an aggregate outstanding original principal amount of $115.0 million. The New Notes are fully guaranteed by the Issuer, dated as of June 30, 2020 (the “Guaranty”), and are secured by an all-assets pledge of the Issuer and Merton and non-recourse equity pledges of each of the Issuer’s material subsidiaries pursuant to that certain stock pledge agreement, dated as of June 30, 2020, among certain direct and indirect subsidiaries of the Issuer and Starboard Value Intermediate Fund LP, in its capacity as collateral agent (in such capacity, the “Collateral Agent”) (as amended by Supplement No. 5 and Amendment, dated as of November 15, 2021, the “Stock Pledge Agreement”). Pursuant to the Exchange Agreement, the New Notes (i) are deemed to be “Notes” for purposes of the Securities Purchase Agreement, (ii) are deemed to be “June 2020 Approved Investment Notes” for purposes of the Supplemental Agreement, and with the Issuer agreeing to redeem $80.0 million principal amount of the New Notes by September 30, 2020 and $35.0 million principal amount of the New Notes by December 31, 2020, and (iii) are deemed to be “Notes” for the purposes of the Series B Warrants, and therefore may be tendered pursuant to a “Note Cancellation” under the Series B Warrants on the terms set forth in the Series B Warrants and the New Notes.

21

CUSIP No. 003881307

Pursuant to (i) that certain Second Supplemental Agreement, dated as of March 31, 2021, between the Issuer, Merton, certain other direct and indirect subsidiaries of the Issuer, Starboard and the Collateral Agent (collectively, the “Supplement Parties”) (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Second Supplemental Agreement”), the Issuer reissued $50.0 million of the New Notes, (ii) that certain Third Supplemental Agreement, dated as of June 30, 2021, between the Supplement Parties (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Third Supplemental Agreement”), the Issuer issued $30.0 million in additional New Notes and amended the maturity date of the New Notes to October 15, 2021, (iii) that certain Fourth Supplemental Agreement, dated as of September 30, 2021, between the Supplement Parties (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Fourth Supplemental Agreement”), the Issuer issued $35.0 million in additional New Notes and amended the maturity date of the New Notes to December 1, 2021, (iv) that certain Fifth Supplemental Agreement, dated as of November 30, 2021, between the Supplement Parties (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Fifth Supplemental Agreement”), the Issuer amended the maturity date of the New Notes to January 31, 2022, (v) that certain Sixth Supplemental Agreement, dated as of January 31, 2022, between the Supplement Parties (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Sixth Supplemental Agreement”), the Issuer amended the maturity date of the New Notes to April 15, 2022, and agreed to repay an aggregate of $15.0 million principal amount of the New Notes, resulting in a principal amount outstanding of $165.0 million, (vi) that certain Seventh Supplemental Agreement, dated as of April 14, 2022, between the Supplement Parties (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Seventh Supplemental Agreement”), the Issuer amended the New Notes to extend the maturity date to July 15, 2022, permit the investment in certain types of derivative instruments and permit certain guarantees in connection with such derivative instruments, each as defined therein, and agreed to repay an aggregate of $50.0 million principal amount of the New Notes, resulting in a principal amount outstanding of $115.0 million, and (vii) that certain Eighth Supplemental Agreement, dated as of July 15, 2022, between the Supplement Parties (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Eighth Supplemental Agreement”), the Issuer amended the maturity date of the New Notes to July 14, 2023, and agreed to repay an aggregate of $55.0 million principal amount of the New Notes, resulting in a principal amount outstanding of $60.0 million.

Pursuant to the Recapitalization Agreement, (i) subject to the receipt of stockholder approval at the Issuer’s next annual meeting of stockholders, (a) the Issuer will cause the Amended and Restated Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, dated as of January 7, 2020 (the “Certificate of Designations”), to be amended and restated in the form attached to the Recapitalization Agreement in order to remove the “4.89% blocker” provision and (b) on or prior to July 14, 2023, the Investors will convert an aggregate amount of 350,000 shares of Preferred Stock into Shares in accordance with the terms of the Certificate of Designations, (ii) on or prior to July 14, 2023 (unless the Issuer determines that stockholder approval is required), Starboard will irrevocably exercise 31,506,849 of the Series B Warrants (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction relating to the Common Stock occurring after the date of the Recapitalization Agreement) in accordance with the terms of the Series B Warrants (the “Series B Warrants Exercise”) and the remaining Series B Warrants will be cancelled immediately following the completion of the Rights Offering (as defined below), (iii) Starboard will receive rights to purchase approximately 25,000,000 Shares on an exercised basis pursuant to the Series B Warrants and has committed to purchase a minimum of 15,000,000 Shares in connection with a rights offering that the Issuer will launch on or prior to January 15, 2023 (the “Rights Offering”), which such Rights Offering will be made to existing securityholders and provide for the purchase of one share of Common Stock at $5.25 per share for every four Shares held by a securityholder including on an as converted basis pursuant to applicable convertible securities, and (iv) at the closing of the Series B Warrants Exercise (the “Closing”), which is subject to certain conditions, the exercise price for the Series B Warrants will be reduced by an aggregate amount of $66,000,000, representing a negotiated settlement for the foregone time value of the Series B Warrants and the Preferred Stock, unless stockholder approval for the amendment to the Certificate of Designations referenced in (i)(a) above is not obtained, in which case the exercise price for the Series B Warrants will be reduced by an aggregate amount of $53,300,000.

22

CUSIP No. 003881307

Further, under the terms of the Recapitalization Agreement, from the date thereof until May 12, 2026 (the “Applicable Period”), the Board will include at least two directors that are independent of, and not affiliates (as defined in Rule 144) of, Starboard Value LP, with current Board members Maureen O’Connell and Isaac T. Kohlberg initially satisfying such condition. Starboard and the Issuer also agreed that Katharine Wolanyk will continue to serve as a director of the Issuer until at least May 12, 2024 (or such earlier date if Ms. Wolanyk is unwilling or unable to serve as a director for any reason or resigns as a director). Additionally, the Issuer agreed to take all necessary action to appoint Mr. Molinelli as a Board member and as Chair of the Board within five business days following the date of the Recapitalization Agreement. On October 30, 2022, Mr. Molinelli was appointed as Chair of the Board to serve until the Issuer’s 2023 annual meeting of stockholders. The Issuer and Starboard also agreed that, following the Closing until the end of the Applicable Period, the number of directors serving on the Board will not exceed 10 members.

In addition, pursuant to the Recapitalization Agreement, on October 30, 2022, the Investors irrevocably exercised all of the Series A Warrants for cash, and the Issuer issued to the Investors Shares in accordance with the terms of the Series A Warrants. The exercise price of the Series A Warrants was reduced by an aggregate amount of $9,000,000, representing a negotiated settlement of the foregone time value of the Series A Warrants.

The Recapitalization Agreement provides that, effective as of the later of the Closing and the date on which no New Notes remain outstanding, (i) the Securities Purchase Agreement and (ii) the Governance Agreement, shall be automatically terminated and of no further force and effect without any further action by any party thereto.

The Recapitalization Agreement may be terminated by either party under certain circumstances, including if (i) the parties agree to terminate by mutual consent, (ii) a governmental entity issues an order permanently prohibiting the recapitalization, (iii) there is an uncured breach of the Recapitalization Agreement by the other party that results in a condition to Closing not being capable of being satisfied, or (iv) the Closing does not occur on or before July 31, 2023.

The foregoing description of the Recapitalization Agreement is qualified in its entirety by reference to the full text of the Recapitalization Agreement, which is included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2022 and included as Exhibit 99.1 hereto.

The foregoing descriptions of the Securities Purchase Agreement and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and Registration Rights Agreement, which are included as Exhibit 10.1 and Exhibit 10.2, respectively, to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2019 and included as Exhibit 99.2 and Exhibit 99.3, respectively, hereto.

The foregoing description of the Governance Agreement is qualified in its entirety by reference to the full text of the Governance Agreement and Amendment No. 1 to the Governance Agreement, which are included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2019, and Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 13, 2020, respectively, and included as Exhibit 99.4 and Exhibit 99.5, respectively, hereto.

The foregoing description of the Certificate of Designations is qualified in its entirety by reference to the full text of the Certificate of Designations, which is included as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 13, 2020 and included as Exhibit 99.6 hereto.

23

CUSIP No. 003881307

The foregoing description of the Series B Warrant is qualified in its entirety by reference to the full text of the form of Series B Warrant, form of Amendment to the Series B Warrant, form of Second Amendment to the Series B Warrant and form of Third Amendment to the Series B Warrant which are included as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2019, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 24, 2022, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 15, 2022, and Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 30, 2022, respectively, and included as Exhibits 99.7, 99.8, 99.9 and 99.10, respectively, hereto.

The foregoing descriptions of the Supplemental Agreement, Second Supplemental Agreement, Third Supplemental Agreement, Fourth Supplemental Agreement, Fifth Supplemental Agreement, Sixth Supplemental Agreement, Seventh Supplemental Agreement and Eighth Supplemental Agreement are qualified in their entirety by reference to the full text of the Supplemental Agreement, Second Supplemental Agreement, Third Supplemental Agreement, Fourth Supplemental Agreement, Fifth Supplemental Agreement, Sixth Supplemental Agreement, Seventh Supplemental Agreement and Eighth Supplemental Agreement, which are included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 10, 2020, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 6, 2021, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 7, 2021, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 6, 2021, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 6, 2021, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 4, 2022, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 20, 2022, and Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 19, 2022, respectively, and included as Exhibits 99.11, 99.12, 99.13, 99.14, 99.15, 99.16, 99.17 and 99.18, respectively, hereto.

The foregoing descriptions of the Exchange Agreement, New Note, Note Amendment Agreement, Stock Pledge Agreement and Guaranty are qualified in their entirety by reference to the full text of the Exchange Agreement, New Note, Note Amendment Agreement, Stock Pledge Agreement, Supplement No. 5 and Amendment to the Stock Pledge Agreement, Guaranty and Release of Security Interest in Patents, which are included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 7, 2020, Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 7, 2020, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2021, Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 7, 2020, Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2021, Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 7, 2020, Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 7, 2020, respectively, and included as Exhibits 99.19, 99.20, 99.21, 99.22, 99.23, 99.24 and 99.25, respectively, hereto.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

24

CUSIP No. 003881307

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 38,306,151 Shares outstanding, as of August 8, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022 and (ii) 5,000,000 Shares issued upon the exercise of the Series A Warrants pursuant to the Recapitalization Agreement.

A.	Starboard V&O Fund
(a)	As of the close of business on November 8, 2022, Starboard V&O Fund beneficially owned 2,703,404 Shares.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 2,703,404
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,703,404
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard V&O Fund during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on November 8, 2022, Starboard S LLC beneficially owned 500,000 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard S LLC during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on November 8, 2022, Starboard C LP beneficially owned 290,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 290,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 290,000
4. Shared power to dispose or direct the disposition: 0

25

CUSIP No. 003881307

(c)	The transaction in the Shares by Starboard C LP during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 290,000 Shares owned by Starboard C LP.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 290,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 290,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard C LP during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on November 8, 2022, Starboard L Master beneficially owned 275,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard L Master during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 275,000 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,000
4. Shared power to dispose or direct the disposition: 0

26

CUSIP No. 003881307

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard L Master during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 290,000 Shares owned by Starboard C LP and (ii) 275,000 Shares owned by Starboard L Master.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 565,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 565,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on November 8, 2022, Starboard X Master beneficially owned 381,596 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 381,596
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 381,596
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard X Master during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on November 8, 2022, 850,000 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,703,404 Shares owned by Starboard V&O Fund, (ii) 500,000 Shares owned by Starboard S LLC, (iii) 290,000 Shares owned by Starboard C LP, (iv) 275,000 Shares owned by Starboard L Master, (v) 381,596 Shares owned by Starboard X Master and (vi) 850,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.5%

27

CUSIP No. 003881307

(b)	1. Sole power to vote or direct vote: 5,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,703,404 Shares owned by Starboard V&O Fund, (ii) 500,000 Shares owned by Starboard S LLC, (iii) 290,000 Shares owned by Starboard C LP, (iv) 275,000 Shares owned by Starboard L Master, (v) 381,596 Shares owned by Starboard X Master and (vi) 850,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.5%

(b)	1. Sole power to vote or direct vote: 5,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,703,404 Shares owned by Starboard V&O Fund, (ii) 500,000 Shares owned by Starboard S LLC, (iii) 290,000 Shares owned by Starboard C LP, (iv) 275,000 Shares owned by Starboard L Master, (v) 381,596 Shares owned by Starboard X Master and (vi) 850,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.5%

(b)	1. Sole power to vote or direct vote: 5,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
28

CUSIP No. 003881307

L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,703,404 Shares owned by Starboard V&O Fund, (ii) 500,000 Shares owned by Starboard S LLC, (iii) 290,000 Shares owned by Starboard C LP, (iv) 275,000 Shares owned by Starboard L Master, (v) 381,596 Shares owned by Starboard X Master and (vi) 850,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.5%

(b)	1. Sole power to vote or direct vote: 5,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,703,404 Shares owned by Starboard V&O Fund, (ii) 500,000 Shares owned by Starboard S LLC, (iii) 290,000 Shares owned by Starboard C LP, (iv) 275,000 Shares owned by Starboard L Master, (v) 381,596 Shares owned by Starboard X Master and (vi) 850,000 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,000,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Mr. Molinelli
(a)	As of the close of business on November 8, 2022, Mr. Molinelli did not own any Shares.

Percentage: 0%

29

CUSIP No. 003881307

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Sagal
(a)	As of the close of business on November 8, 2022, Mr. Sagal beneficially owned 123,544 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 123,544
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 123,544
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Sagal has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 30, 2022, the Reporting Persons and the Issuer entered into the Recapitalization Agreement defined and described in Item 4 above, a copy of which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on November 1, 2022 and is incorporated herein by reference.

On November 8, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.26 and is incorporated herein by reference.

Other than as described herein, including the information disclosed in Item 4 which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

30

CUSIP No. 003881307

Item 7.	Material to be Filed as Exhibits.
99.1	Recapitalization Agreement, dated as of October 30, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 1, 2022).
99.2	Securities Purchase Agreement, dated as of November 18, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2019).
99.3	Registration Rights Agreement, dated as of November 18, 2019 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2019).
99.4	Governance Agreement, dated as of November 18, 2019 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2019).
99.5	Amendment No. 1 to the Governance Agreement, dated as of January 7, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 13, 2020).
99.6	Amended and Restated Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, as filed with the Delaware Secretary of State on January 7, 2020 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 13, 2020).
99.7	Form of Series B Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2019).
99.8	Form of Amendment to the Series B Warrant to Purchase Common Stock incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 24, 2022).
99.9	Form of Second Amendment to the Series B Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 15, 2022).
99.10	Form of Third Amendment to the Series B Warrant to Purchase Common Stock(incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 30, 2022).
99.11	Supplemental Agreement, dated as of June 4, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2020).
99.12	Second Supplemental Agreement, dated as of March 31, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 6, 2021).
31

CUSIP No. 003881307

99.13	Third Supplemental Agreement, dated as of June 30, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 7, 2021).
99.14	Fourth Supplemental Agreement, dated as of September 30, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 6, 2021).
99.15	Fifth Supplemental Agreement, dated as of November 30, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2021).
99.16	Sixth Supplemental Agreement, dated as of January 31, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).
99.17	Seventh Supplemental Agreement, dated as of April 14, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 20, 2022).
99.18	Eighth Supplemental Agreement, dated as of July 15, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 19, 2022).
99.19	Exchange Agreement, dated as of June 30, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 7, 2020).
99.20	Form of Senior Secured Note (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 7, 2020).
99.21	Note Amendment Agreement, dated as of November 15, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2021).
99.22	Stock Pledge Agreement, dated as of June 30, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 7, 2020).
99.23	Supplement No. 5 and Amendment to the Stock Pledge Agreement, dated as of November 15, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2021).
99.24	Guaranty, dated as of June 30, 2020 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 7, 2020).
99.25	Release of Security Interest in Patents, dated as of June 30, 2020 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 7, 2020).
32

CUSIP No. 003881307

99.26	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Gavin T. Molinelli and Jonathan Sagal, dated November 8, 2022.
99.27	Powers of Attorney for Jeffrey C. Smith, Peter A. Feld, Gavin T. Molinelli and Jonathan Sagal, dated November 8, 2022.

33

CUSIP No. 003881307

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Gavin T. Molinelli and Jonathan Sagal

34

CUSIP No. 003881307

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

35

CUSIP No. 003881307

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Acquisition of Common Stock*	2,703,404	1.8500	10/31/2022

STARBOARD VALUE AND OPPORTUNITY S LLC

Acquisition of Common Stock*	500,000	1.8500	10/31/2022

STARBOARD VALUE AND OPPORTUNITY C LP

Acquisition of Common Stock*	290,000	1.8500	10/31/2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Acquisition of Common Stock*	275,000	1.8500	10/31/2022

STARBOARD X MASTER FUND LTD

Acquisition of Common Stock*	381,596	1.8500	10/31/2022

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Acquisition of Common Stock*	850,000	1.8500	10/31/2022

__________________________________

* Represents the exercise of Series A Warrants pursuant to the terms of the Recapitalization Agreement defined and described in Item 4.